Exhibit 99.1

NEWS RELEASE

YAMANA INCREASES MINERAL RESERVES BY 26%
AND MINERAL RESOURCES BY 12%

 TORONTO, ONTARIO, February 23, 2011 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced its mineral reserves and mineral resources for the year ended December 31, 2010.  The Company’s total proven and probable mineral gold reserves increased by 4.5 million ounces to 22.1 million ounces, which represents a 26% increase over the previous year.  Measured and indicated gold resources increased by 12% from 2009 to 14.5 million ounces. Silver and copper proven and probable mineral reserves increased by 3% and 9%, respectively.

HIGHLIGHTS:

•	Total proven and probable gold equivalent(1) mineral reserves increased to 25.1 million ounces, a 23% increase from 2009 and includes:
•	Total gold mineral reserves of 22.1 million ounces, an increase of 26%
•	Total silver mineral reserves of 167.3 million ounces, an increase of 3%

•	Total measured and indicated gold equivalent mineral resources increased to 15.3 million ounces, an increase of 9% over 2009 and includes:
•	Total gold mineral resources of 14.5 million ounces, an increase of 12%
•	Total silver mineral resources of 46.0 million ounces, a decrease of 23%

•
Initial reserve estimate was declared at Jeronimo of over 1.6 million ounces (on a 100% ownership basis).  A pre-feasibility has recently been completed on Jeronimo with a feasibility expected at the end of 2011

•	Initial reserve estimate was declared at the Suruca gold area of Chapada, which was previously announced, a feasibility study expected by year end
•	Jacobina’s total mineral resources and grade increased significantly. The Company will continue evaluating options to increase production.
•	Pilar’s mineral reserves to 1.4 million gold ounces supporting the Company’s earlier decision to develop the project with a 30% throughput increase for higher production levels

1.	Silver is reported as a gold equivalent at a ratio of 55:1, except at Mercedes which is based on a ratio of 150:1.

“Growth in mineral reserves and mineral resources became a key focus of this Company in the past year.  An increased resource base allows us to consider production increases and longer mine life which will build further value in the Company,” said Yamana’s Chairman and Chief Executive Officer, Peter Marrone. “We have clearly demonstrated our ability to grow resources through the increases in the past and the significant increases this year.  Our exploration budget for 2011 of $85 million is similar to last year’s budget.  Part of the focus of this year’s program is to continue to show substantial growth in resources. We expect to deliver on our track record of doing so and of building sustainable and predictable production and growth by continuing our aggressive exploration program throughout 2011.”

On a gold equivalent basis, and excluding Agua Rica, proven and probable reserves are 16.6 million gold equivalent ounces (GEO) for the year ending December 31, 2010, an increase of over 28 % from 2009 at 13.0 million GEO.  This is comprised of 15.6 million ounces of proven and probable gold reserves and 65.0 million ounces of proven and probable silver reserves. Proven and probable copper reserves were 12.2 billion pounds of copper, and excluding Agua Rica, would be 2.5 billion pounds.   Reserves and resources were calculated  based on a gold price of $900 per ounce, a silver price of $15.00 per ounce and a copper price of $2.50 per pound (except where noted).

Changes in gold equivalent mineral reserves are detailed below:

Proven and probable mineral reserves at December 31, 2009	20.4 M oz
Ounces mined during 2010	(1.3) M oz
Discovered ounces and converted resources during 2010	5.9 M oz
Proven and probable mineral reserves December 31, 2010	25.1 M oz

Measured and indicated gold equivalent resources excluding Agua Rica were 14.1 million ounces at the end of 2010, an increase of 19% from 2009.  This includes gold resources of 13.6 million ounces and silver mineral resources of 27.8 million ounces when Agua Rica is excluded. Copper mineral resources for the year end were 3.1 billion pounds, a slight decline from 2009, excluding Agua Rica these resources would be 1.4 billion pounds.

In addition, inferred gold mineral resources declined slightly to 9.0 million ounces, silver inferred resources increased slightly to 97.8 million ounces and resources of copper declined to 5.2 billion pounds.

The most notable changes are detailed below:

Jeronimo, Chile
At the Company’s Jeronimo deposit, the first mineral reserve estimate was declared of 1.6 million ounces, based on the pre-feasibility study recently completed, on a fully consolidated basis.  Based on the Company’s current ownership interest (57%), attributable mineral reserves are 0.93 million ounces.  Approximately one third of the mineral reserves declared were a direct result of conversion from resources via infill drilling.

100%	Tonnes (000’s)	Grade (g/t)	Contained oz (000’s)
Probable Gold Reserves	12,825	3.95	1,628
Indicated Mineral Resources	1,456	3.54	165

The pre-feasibility (on 100% basis) contemplates:

•	Approximately $310 million in pre-production capital
•	145,000 oz - approximate average annual production
•	185,000 oz - approximate average annual production for the first four years
•	10 years of initial mine life
•	Cash costs of approximately $550/oz
•	Approximate cash costs for the first four years are expected to be below $500/oz
•	4,200 tonnes per day throughput
•	Recovery of approximately 85% based on pressure oxidation

The Company is evaluating other processing methods for better recoveries, which are anticipated to further optimize the project economics.  The Company will also be incorporating the impact of credits from the sale of manganese which was not included in the pre-feasibility, as well as the positive impact of other off-take products.  The resource remains open at depth and has potential to add significantly to resources.

Results of the evaluation of these different processing options and optimizations will be part of the feasibility study which is expected to be delivered at the end of 2011.   The decision to proceed, after that time, will be based on continued positive results from a full feasibility and further consolidation of the ownership of Jeronimo, both of which are expected to occur.

Pilar, Brazil
Total proven and probable mineral reserves increased to 1.4 million ounces, this includes an initial reserve that was announced on August 4, 2010.  Additional exploration drilling suggests that growth in mineral reserves and resources should continue in 2011.

The total mineral resources at Pilar do not include  Caiamar, a deposit located 38 kilometres from Pilar which is being evaluated under various scenarios.  The Pilar project, which is currently in development and expected to be in production in 2013, is already being built at capacity levels that are 30% higher than those contemplated in the feasibility study.  This extra capacity demonstrates the confidence in the Company’s ability to continue to develop this high quality resource base.

Jacobina, Brazil
Mineral reserves at Jacobina increased by 8% to 1.7 million ounces.  Measured and indicated mineral resources also increased to 1.66 million ounces, a 16% increase over 2009.  Of even greater significance, is the increase of 16% in mineral reserve grade, to 2.48 g/t and the 10% increase in resource grade.  These grade increases will facilitate higher future production levels.  The Company is currently evaluating options to increase plant capacity, which could further enhance production at Jacobina.

Chapada, Brazil
Early in January 2011, the Company announced the revised Chapada production life-of-mine plan that incorporated the new resources at Suruca, a satellite deposit located six kilometers from Chapada.  These resources were part of the overall increase in mineral reserves of 45% to 3.1 million ounces.  Mineral resources increased by close to 240% to 2.5 million ounces.

The additional reserves and resources at Chapada have already been worked into a revised production plan announced earlier this year that will result in production in excess of 140,000 ounces per year for the life of the mine at Chapada.

These significant increases to reserves and resource are a direct result of a well planned and executed exploration plan, which will be continued into 2011.

Gualcamayo, Argentina
In August 2010, the Company delivered an updated production plan for its Gualcamayo mine which included the additional mineral reserves and mineral resources discovered at its QDD Lower West deposit.  This initial resource contributed to the 4% increase in reserves to 2.4 million ounces and a 16% increase in mineral resources, to 0.9 million ounces.   Further development of the QDD Lower West zone is expected as part of the 2011 exploration program.  Continued success at this deposit will make additional positive contributions to reserves and resources in 2011.

Fazenda Brasileiro, Brazil
Total mineral resources at Fazenda Brasileiro more than doubled to 472,000 ounces, while mineral reserves declined modestly.  This increase in resources was attributable to an entirely new area of mineralization, CLX2, within the mining complex that was only recently discovered.  Given the positive impact of this new discovery, the Company will be spending $5M in exploration at Fazenda Brasileiro in 2011, to further develop and define this resource.

El Peñón, Chile
Total proven and probable mineral reserves at El Penon increased by 4% to 2.0 million ounces, due to the conversion of resources.  Silver reserves and gold equivalent reserves declined slightly.  However, gold reserve grade increased to 7.29 g/t from 7.05 g/t in 2009.  The 2011 program will renew efforts on resource growth with a significant portion of the $15 million to be spent in areas expected to increase resources.

Minera Florida
In early 2010, the Company elected to switch to sub-level open stoping mining method on the areas previously considered as cut and fill.   This change in mining method allows for more certainty of mining, consistency between mine and plant grades, and a more realistic dilution estimation.  It also required a mine plan redesign and a lower cut-off grade used in the estimation of mineral reserves.  As a result, Minera Florida mineral reserves were marginally increased and now total 668,000 ounces in proven and probable mineral reserves.  The tonnage increased by 36% and the grade decreased to 4.18 g/t.  This grade is expected to improve as new areas are discovered and developed.

Yamana continues to build on its successful 2010 exploration program with plans to spend approximately $85 million in 2011.  The exploration program will focus on several new areas of mineralization discovered in 2009 and 2010 as well as increasing mineral reserves and mineral resources.  Yamana anticipates the continuation of growth in mineral reserves and mineral resources in 2011.

Detailed mineral reserve and mineral resource tables follow at the end of this press release and are available on our website, www.yamana.com.

CONSOLIDATED MINERAL RESERVES AND MINERAL RESOURCES
AS AT DECEMBER 31, 2010

	Contained Gold (000’s ounce)	Contained Silver (000’s ounce)	Contained Copper (Millions of lbs)
Total Proven and Probable Mineral Reserves	22,124	167,269	12,242
Total Measured and Indicated Mineral Resources	14,504	45,962	3,099
Total Inferred Resources	9,020	97,763	5,245

Quality Assurance and Quality Control

Yamana incorporates a rigorous Quality Assurance and Quality Control program for all of its mines and exploration projects which conforms to industry Best Practices as outlined by the CSE and National Instrument 43-101.  This includes the use of independent third party laboratories and the use of professionally prepared standards and blanks and analysis of sample duplicates with a second independent laboratory.

Qualified Person

Other than as set forth herein, Evandro Cintra, P.Geo., Senior Vice President, Technical Services for Yamana Gold Inc. has reviewed and confirmed the scientific and technical information contained within this press release and serves as the Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
(416) 815-0220
Email:  investor@yamana.com

or

Linda Armstrong
Director, Investor Relations
(416) 815-0220
Email: investor@yamana.com
www.yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risk related to non-core mine dispositions, changes in project parametres as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2009 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Yamana's Mineral Reserves and Resources Estimates as at December 31, 2010

Mineral Reserves (Proven and Probable)

Gold	Proven Reserves			Probable Reserves			Total - Proven and Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Alumbrera (12.5%)	34,625	0.39	434	875	0.28	8	35,500	0.39	442
Chapada	167,765	0.21	1,125	261,406	0.24	2,009	429,171	0.23	3,134
C1-Santa Luz	13,452	1.63	706	10,336	1.44	479	23,788	1.55	1,184
El Peñón	1,349	7.53	327	7,204	7.24	1,677	8,554	7.29	2,003
Ernesto/Pau a Pique	2,279	3.86	283	4,827	2.75	427	7,106	3.11	710
Fazenda Brasileiro	1,254	2.85	115	545	3.49	61	1,799	3.04	176
Gualcamayo	20,614	0.97	641	48,461	1.14	1,775	69,075	1.09	2,416
Jacobina	3,754	1.93	233	17,205	2.60	1,439	20,959	2.48	1,672
Jeronimo (57%)*	-	-	-	7,310	3.95	928	7,310	3.95	928
Mercedes	-	-	-	4,362	5.66	794	4,362	5.66	794
Minera Florida	1,831	4.54	267	3,149	3.96	401	4,980	4.18	668
Pilar (Jordino)	-	-	-	11,098	4.03	1,439	11,098	4.03	1,439
Sub Total Gold Mineral Reserves	246,923	0.52	4,131	376,779	0.94	11,437	623,702	0.78	15,565
Agua Rica	384,871	0.25	3,080	524,055	0.21	3,479	908,926	0.22	6,559
Total Gold Mineral Reserves	631,794	0.35	7,211	900,834	0.52	14,916	1,532,628	0.45	22,124

Silver	Proven Reserves			Probable Reserves			Total - Proven and Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
El Peñón	1,349	280.70	12,176	7,204	171.34	39,687	8,554	188.59	51,863
Mercedes	-	-	-	4,362	59.80	8,386	4,362	59.80	8,386
Minera Florida	1,831	30.54	1,798	3,149	29.39	2,976	4,980	29.81	4,774
Sub Total Silver Mineral Reserves	3,180	136.67	13,974	14,715	107.90	51,049	17,896	113.01	65,023
Agua Rica	384,871	3.73	46,176	524,055	3.33	56,070	908,926	3.50	102,246
Total Silver Mineral Reserves	388,051	4.82	60,150	538,770	6.18	107,119	926,822	5.61	167,269

Copper	Proven Reserves			Probable Reserves			Total - Proven and Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	34,625	0.39	298	875	0.32	6	35,500	0.39	304
Chapada	167,765	0.29	1,068	200,951	0.24	957	368,716	0.26	2,149
Sub Total Copper Mineral Reserves	202,390	0.31	1,366	201,826	0.24	963	404,216	0.27	2,453
Agua Rica	384,871	0.56	4,779	524,055	0.43	5,011	908,926	0.49	9,789
Total Copper Mineral Reserves	587,261	0.47	6,144	725,881	0.38	5,974	1,313,142	0.42	12,242

Zinc	Proven Reserves			Probable Reserves			Total - Proven and Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida	1,831	1.19	48	3,149	1.17	81	4,980	1.18	129
Total Zinc Mineral Reserves	1,831	1.19	48	3,149	1.17	81	4,980	1.18	129

Molybdenum	Proven Reserves			Probable Reserves			Total - Proven and Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	34,625	0.013	10	875	0.015	0.3	35,500	0.013	10
Sub Total Moly Mineral Reserves	34,625	0.013	10	875	0.015	0.3	35,500	0.013	10
Agua Rica	384,871	0.033	279	524,055	0.030	350	908,926	0.031	629
Total Moly Mineral Reserves	419,496	0.031	289	524,930	0.030	350	944,426	0.031	639
*Jeronimo mineral reserves on a consolidated basis total 1.628 million ounces with mineral resources of 165,000 ounces.

Mineral Resources (Measured, Indicated and Inferred)

Gold	Measured Resources			Indicated Resources			Total - Measured and Indicated			Inferred Resources
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Amancaya	-	-	-	-	-	-	-	-	-	1,390	7.90	351
C1-Santa Luz	12,029	1.50	580	13,728	1.43	633	25,757	1.46	1,213	4,989	1.43	230
Caiamar	-	-	-	703	4.76	108	703	4.76	108	1,380	3.30	150
Chapada	65,250	0.13	269	369,693	0.19	2,254	434,943	0.18	2,523	105,325	0.12	404
El Peñón	822	12.71	336	1,843	7.12	422	2,665	8.85	758	4,447	8.12	1,161
Ernesto/Pau a Pique	204	6.28	41	1,793	1.44	83	1,997	1.93	124	4,459	1.79	257
Fazenda Brasileiro	4,617	1.76	262	3,267	2.00	210	7,884	1.86	472	2,021	3.11	202
Gualcamayo	5,336	1.38	237	20,283	1.06	694	25,619	1.13	931	4,381	0.82	115
Jacobina	3,403	2.18	238	13,735	3.23	1,425	17,138	3.02	1,663	13,555	2.97	1,293
Jeronimo (57%)*	-	-	-	830	3.54	94	830	3.54	94	1,846	3.70	219
La Pepa	15,750	0.61	308	133,682	0.57	2,452	149,432	0.57	2,760	37,900	0.50	620
Mercedes	-	-	-	1,509	3.88	188	1,509	3.88	188	3,444	4.23	468
Minera Florida	1,105	5.77	205	888	5.85	167	1,992	5.81	372	2,980	5.58	534
Pilar (Jordino)	-	-	-	703	5.13	116	703	5.13	116	697	5.71	128
Pilar (Tres Buracos)	-	-	-	-	-	-	-	-	-	4,100	1.30	170
Suyai	-	-	-	4,700	15.00	2,286	4,700	15.00	2,286	900	9.90	274
Sub Total Gold Mineral Resources	108,515	0.71	2,476	567,357	0.61	11,132	675,872	0.63	13,608	193,814	1.06	6,576
Agua Rica	27,081	0.14	120	173,917	0.14	776	200,998	0.14	896	642,110	0.12	2,444
Total Gold Mineral Resources	135,596	0.60	2,596	741,274	0.50	11,908	876,870	0.51	14,504	835,924	0.34	9,020

Silver	Measured Resources			Indicated Resources			Total - Measured and Indicated			Inferred Resources
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Amancaya	-	-	-	-	-	-	-	-	-	1,390	73.00	3,270
El Peñón	822	332.59	8,789	1,843	193.64	11,477	2,665	236.53	20,266	4,447	258.17	36,911
Mercedes	-	-	-	1,509	48.70	2,363	1,509	48.70	2,363	3,444	32.10	3,554
Minera Florida	1,105	20.53	729	888	30.87	881	1,992	25.14	1,610	2,980	55.63	5,329
Suyai	-	-	-	4,700	23.00	3,523	4,700	23.00	3,523	900	21.00	575
Sub Total Silver Mineral Resources	1,927	153.67	9,518	8,940	63.48	18,244	10,866	79.47	27,762	13,161	117.31	49,639
Agua Rica	27,081	2.35	2,042	173,917	2.89	16,158	200,998	2.82	18,200	642,110	2.33	48,124
Total Silver Mineral Resources	29,007	12.40	11,560	182,857	5.85	34,402	211,864	6.75	45,962	655,271	4.64	97,763

Copper	Measured Resources			Indicated Resources			Total - Measured and Indicated			Inferred Resources
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Chapada	65,250	0.18	239	278,787	0.19	1,146	344,037	0.19	1,385	96,147	0.19	392
Sub Total Copper Mineral Resources	65,250	0.18	239	278,787	0.19	1,146	344,037	0.19	1,385	96,147	0.19	392
Agua Rica	27,081	0.45	266	173,917	0.38	1,447	200,998	0.39	1,714	642,110	0.34	4,853
Total Copper Mineral Resources	92,331	0.26	505	452,704	0.26	2,593	545,035	0.26	3,099	738,257	0.32	5,245

Zinc	Measured Resources			Indicated Resources			Total - Measured and Indicated			Inferred Resources
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida	1,105	2.26	55	888	1.52	30	1,992	1.94	85	2,980	1.43	94
Total Zinc Mineral Resources	1,105	2.26	55	888	1.52	30	1,992	1.94	85	2,980	1.43	94

Molybdenum	Measured Resources			Indicated Resources			Total - Measured and Indicated			Inferred Resources
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Agua Rica	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172	642,110	0.034	480
Total Moly Mineral Resources	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172	642,110	0.034	480
NOTE: Mineral Resources are exclusives of Mineral Reserves

Yamana Gold Inc. Mineral Reserve and Mineral Resource Reporting Notes:

1.  Metal Prices and Cut-off Grades:
Mine	Mineral Reserves	Mineral Resources
Alumbrera (12.5%)	$1,040 Au, $2.80 Cu, $16.00 and 0.22% CuEq	N/A
Amancaya	N/A	1.0 g/t Aueq OP , 3.4 g/tAueq UG
Caiamar	N/A	1.5 g/t Au cut-off
Chapada	$900 Au, $2.50 Cu, $3.53 NSR cut-off	$3.53 NSR cut-off out of pit
C1-Santa Luz	$750 Au, 0.50 g/t Au cut-off	0.5 g/t Au cut-off
El Peñón	$900 Au, $15.00 Ag, 3.6 g/t Aueq cut-off	1.2 g/t Aueq cut-off
Ernesto/Pau a Pique	$825 Au, 1.0 g/t UG, 0.3 g/t Au OP cut-off	0.3 g/t OP 1.0 g/t UG
Fazenda Brasileiro	$1,000 Au, 1.34 g/t Au UG and 0.94g/t Au OP cut-off	0.5 g/t cut-off UG and 0.25g/t Au OP cut-off
Gualcamayo	$900 Au, 1.00 g/t Au UG and 0.15 g/t Au Open Pit cut-off	1.00 g/t Au UG and 0.15 g/t Au OP cut-off
Jacobina	$900 Au; 1.18 g/t Au cut-off	0.5 g/t Au cut-off for Jacobina Mines and 1.5 g/t Au cut-off for Pindobaçu Project
Jeronimo	$900 Au, 2.0 g/t Au cut-off	2.0 g/t Au cut-off
La Pepa	N/A	$780 Au, 0.30 g/tAu cut-off
Mercedes	$900 Au, $15.00 Ag, 3.0 g/t Aueq	2.0 g/t Aueq cut-off
Minera Florida	$900 Au, $15.00 Ag, $1 lb Zn, 2.51 g/t Aueq cut-off	1.2 g/t Aueq cut-off
Pilar	$900 Au; 2.0 g/t Au cut-off	2.0 g/t Au cut-off
Suyai	N/A	5.0 g/t Au cut-off
Agua Rica	$1,000 g/t Au, $2.50 lb Cu, $17.00 g/t Ag, $12.00 lb Mo	0.2% Cu cut-off

2.  All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of
     Mining, Metallurgy and Petroleum and NI 43-101, other than the estimates for the Alumbrera mine which have been calculated in accordance with the JORC Code which is accepted under NI 43-101.

3.  All mineral resources are reported exclusive of mineral reserves.

4.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

5.  Mineral reserves and mineral resources are reported as of December 31, 2010.

6.  For the qualified persons responsible for the mineral reserve and mineral resource estimates, see the qualified persons chart in
    “Item 15 Interests of Experts” in this annual information form.

The following are qualified persons responsible for mineral reserve and mineral resource estimates as at December 31, 2010.

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Fazenda Brasileiro	Rogerio Moreno, MAusIMM, Principal Geologist, MCB Servicos e Mineracao Ltda.	Rogerio Moreno, MAusIMM, Principal Geologist, MCB Servicos e Mineracao Ltda.
C-1 Santa Luz	Enrique Munoz Gonzalez, MAusIMM, Metalica Consultores S.A.	Marco Antonio Alfaro Sironvalle, MAusIMM, Corporate Manager, Reserves, Yamana Gold Inc.
Jacobina	Emerson Ricardo Re, MSc, MAusIMM, Corporate Manager R&R, Yamana Gold Inc.	Rogerio Moreno, MAusIMM, Principal Geologist, MCB Servicos e Mineracao Ltda.
Ernesto/ Pau a Pique	Renato Petter, P. Eng., Technical Services Director, Yamana Gold Inc.	Rogerio Moreno, MAusIMM, Principal Geologist, MCB Servicos e Mineracao Ltda.
Chapada	Raul Contreras, Metalica Consultores S.A.	Emerson Ricardo Re, MSc, MAusIMM, Corporate Manager R&R, Yamana Gold Inc. For Chapada -and- Greg Walker, P.Geo., Senior Manager, Resources Estimation, Yamana Gold Inc. For Chapada - Suruca
Gualcamayo	Emerson Ricardo Re, MSc, MAusIMM, Corporate Manager R&R, Yamana Gold Inc.	Marcos Valencia A. P.Geo., Regional Resource Estimation Manager, Andes Exploration, Yamana Gold Inc.
Pilar	Guillermo Bagioli, MAusIMM, Metalica Consultores S.A. For Jordino -and- Emerson Ricardo Re, MSc, MAusIMM, Corporate Manager R&R, Yamana Gold Inc. For Jordino Extension
Marco Antonio Alfaro Sironvalle, MAusIMM, Corporate Manager, Reserves, Yamana Gold Inc.
For Jordino
-and-
Pamela L. De Mark, P.Geo., Senior Consultant, Snowden Mining Industry Consultants Inc.
For 3 Buracos

El Peñón	Marco Antonio Alfaro Sironvalle, MAusIMM, Corporate Manager, Reserves, Yamana Gold Inc.	Marcos Valencia A. P.Geo., Regional Resource Estimation Manager, Andes Exploration, Yamana Gold Inc.
Minera Florida	Marco Antonio Alfaro Sironvalle, MAusIMM, Corporate Manager, Reserves, Yamana Gold Inc.	Marcos Valencia A. P.Geo., Regional Resource Estimation Manager, Andes Exploration, Yamana Gold Inc.
Amancaya	Not applicable	Chester M. Moore, P.Eng., Scott Wilson Roscoe Postle Associates Inc.
Agua Rica	Enrique Munoz Gonzalez, MAusIMM, Metalica Consultores S.A.	Evandro Cintra, Ph.D., P. Geo., Senior Vice President, Technical Services, Yamana Gold Inc.
Alumbrera	Julio Bruna Novillo, AusIMM, Xstrata Plc	Julio Bruna Novillo, AusIMM, Xstrata Plc
Jeronimo	Guillermo Bagioli Arce, M. AusIMM , Metálica Consultores S.A.	Dominique Bongarçon, Ph.D, P.Eng., Agoratek International
Suyai	Not applicable	Robin J. Young, P. Geo., Western Services Engineering, Inc.
Mercedes	Greg Walker, P.Geo., Senior Manager, Resources Estimation, Yamana Gold Inc	Greg Walker, P.Geo., Senior Manager, Resources Estimation, Yamana Gold Inc.
La Pepa	Not applicable	Chester M. Moore, P.Eng., Scott Wilson Roscoe Postle Associates Inc.